Filed by Inco Limited
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Falconbridge Limited
Commission File No. 1-11284
Inco Limited Commission File No. 1-1143
INCO ANNOUNCES RECEIPT OF CANADIAN REGULATORY
CLEARANCE OF ITS PENDING ACQUISITION
OF FALCONBRIDGE LIMITED
Toronto, January 27, 2006 — Inco Limited announced today that the Canadian Competition Bureau, the regulatory authority in Canada responsible for reviewing competitive issues associated with acquisitions affecting Canada, has issued a “no action” letter to Inco indicating that it does not intend to oppose Inco’s pending acquisition of Falconbridge Limited. Inco Limited has made an offer to acquire all of the common shares of Falconbridge Limited and that offer remains open for acceptance to February 28, 2006.
Inco and Falconbridge continue to proceed on an expedited basis to meet all information and other requests from antitrust/competition authorities reviewing the pending acquisition and to work with the U.S. Department of Justice and the competition authorities in Europe to obtain the remaining required regulatory clearances for the transaction.
This news release contains forward-looking statements regarding Inco’s offer to purchase all of the common shares of Falconbridge Limited, including statements regarding the regulatory clearance process. Actual results and developments may differ materially from those contemplated by these statements depending on, among others, the risks that Inco will not be able to obtain the required approvals or clearances from regulatory and other agencies and bodies on a timely basis, or divestitures or other remedies required by regulatory agencies may not be acceptable or may not be completed in a timely manner, and other risk factors listed from time to time in Inco’s and Falconbridge’s reports filed with the U.S. Securities and Exchange Commission. The forward-looking statements included in this release represent Inco’s views as of the date of this release. While Inco anticipates that subsequent events and developments may cause its views to change, it specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing its views as of any date subsequent to the date of this release.
Important Legal Information
This release may be deemed to be solicitation material in respect of Inco’s pending acquisition of Falconbridge. Inco has filed a registration statement on Form F-8 and amendments thereto containing a share exchange take-over bid circular and notice of extension of offer delivered to the shareholders of Falconbridge and other documents with the SEC and may be filing additional amendments to the registration statement on Form F-8.
INVESTORS AND SECURITYHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND ANY AMENDMENT AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION.
January 27, 2006
IN
For further information:
          Media Relations:                          Steve Mitchell  (416) 361-7950
          Investor Relations:                       Sandra Scott     (416) 361-7758
or www.inco.com